V/ 3/18/04

SECURITI 04015934 ISSION

AM 3/17/2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8-14354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Investment Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

218 Glenside Avenue
(No. and Street)

Wyncote (City) PA (State) 19095 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Mendelson (215) 887-8111 ext.1258
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street (Address) Philadelphia (City) PA (State) 19103-7042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Mendelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Investment Planning, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Notarial Seal
Carolyn M. Nolan, Notary Public
Cheltenham Twp., Montgomery County
My Commission Expires June 11, 2005
Member, Pennsylvania Association of Notaries

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINCOLN INVESTMENT PLANNING, INC. AND SUBSIDIARIES

Consolidated Financial Statements and Supplemental Information

For the year ended December 31, 2003 with Report of Independent Auditors

Lincoln Investment Planning, Inc. and Subsidiaries

Consolidated Financial Statements and Supplemental Information

For the year ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Auditors

Management
Lincoln Investment Planning, Inc. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Lincoln Investment Planning, Inc. and Subsidiaries (the Company) as of December 31, 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lincoln Investment Planning, Inc. and Subsidiaries at December 31, 2003, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 through 20 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 6, 2004

Lincoln Investment Planning, Inc.

Consolidated Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 6,896,491
Cash and repurchase agreements – segregated under federal and other regulations	2,541,301
Securities owned, at market value (cost $2,260,183)	2,403,944
Commissions receivable	1,763,447
Fees receivable	41,939
Advances to financial representatives, net of allowance for doubtful accounts of $56,867	523,164
Receivable from mutual fund	1,262
Receivable from customers	250
Prepaid expenses and taxes	367,834
Notes receivable, net of allowance for doubtful accounts of $15,611	412,120
Furniture and fixtures, net of accumulated depreciation of $16,824	3,831
Deposits with clearing organizations and others	71,280
Goodwill	603,934
Other assets	182,876
Total assets	$ 15,813,673
Liabilities and Stockholders' Equity	
Liabilities:	
Payable to customers (all free credit balances)	$ 1,364,155
Commissions payable	2,162,090
Payable to retirement plan	250,000
Accounts payable and accrued expenses	2,174,483
Payroll taxes payable	11,104
Income taxes payable	31,111
Deferred advisory revenue	320,686
Sub S distributions payable	197,123
Total liabilities	6,510,752
Stockholders' equity:	
Capital stock:	
Voting; authorized 10,000 shares at $.001 par; issued – 1,204 shares	1
Non-voting; authorized 1,000,000 shares at $.001 par; issued – 119,254 shares	119
Additional paid-in capital	570,306
Retained earnings	8,946,141
Less: Treasury stock – 12,511 shares at cost	(213,646)
Total stockholders' equity	9,302,921
Total liabilities and stockholders' equity	$ 15,813,673

See accompanying notes.

Lincoln Investment Planning, Inc.

Consolidated Statement of Income

For the year December 31, 2003

Revenues	
Commission revenue	$ 29,966,046
Investment advisory fees	14,350,647
Administrative service fees	1,274,554
Custodial fees	1,119,118
Interest and dividend income	119,502
Gain on investments	393,028
Other income	1,258,892
Total revenues	48,481,787
Expenses	
Commissions – financial reps	30,468,384
Employees' compensation and benefits	10,590,116
General and administrative	5,443,085
Selling and promotional	578,486
Interest	18,511
Depreciation	2,144
Total expenses	47,100,726
Income before state income taxes	1,381,061
State income taxes	61,381
Net income	$ 1,319,680

See accompanying notes.

Lincoln Investment Planning, Inc.

Consolidated Statement of Changes in Stockholders' Equity

For the year December 31, 2003

	Shares	Capital Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2003	120,458	$ 120	$ 570,306	$ 8,223,842	$ (213,646)	$ 8,580,622
Net income	–	–	–	1,319,680	–	1,319,680
Subchapter S distributions	–	–	–	(597,381)	–	(597,381)
Balance at December 31, 2003	120,458	$ 120	$ 570,306	$ 8,946,141	$ (213,646)	$ 9,302,921

See accompanying notes.

Lincoln Investment Planning, Inc.

Consolidated Statement of Cash Flows

For the year December 31, 2003

Cash flows from operating activities	
Net income	$ 1,319,680
Noncash items included in net income:	
Depreciation	2,144
Unrealized gains on securities owned	(377,019)
Gain on sale of securities	(35,943)
Allowance for doubtful accounts	(7,327)
(Increase) decrease in operating assets:	
Cash and repurchase agreements under federal and other regulations	(15,785)
Deposits with clearing organization and others	(22,432)
Receivable from customers	1,864
Receivable from mutual funds	(473)
Commissions receivable	(195,347)
Fees receivable	18,949
Other assets	11,628
Advances to financial representatives	(111,714)
Prepaid expenses and taxes	153,273
Increase (decrease) in operating liabilities:	
Payable to customers	811,260
Commissions payable	371,001
Income tax payable	31,111
Payroll taxes payable	(1,417)
Deferred advisory fee revenue	(113,229)
Accounts payable and accrued expenses	(79,156)
Payable to retirement plan	20,433
Purchase of investments, net	(20,240)
Net cash provided by operating activities	1,761,261
Cash flows from investing activities	
Issuance of notes receivable	(359,452)
Proceeds from collection of notes receivable	433,444
Net cash provided by investing activities	73,992
Cash flows from financing activities	
Payment of:	
Notes payable	(281,490)
Subchapter S distributions	(739,459)
Net cash used in financing activities	(1,020,949)
Net increase in cash	814,304
Cash at beginning of year	6,082,187
Cash at end of year	$ 6,896,491
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Interest	$ 18,511
State income taxes	$ 33,954

See accompanying notes.

1. Summary of Significant Accounting Policies

Organization

Lincoln Investment Planning, Inc. and Subsidiaries (the "Company") is a broker dealer registered with the National Association of Securities Dealers (NASD) and an investment advisor registered with Securities and Exchange Commission (SEC). Lincoln Investment Planning, Inc. ("LIP") was incorporated in November 1968. The Company specializes in the sale of mutual funds to its retail investors with a particular focus on its clients' retirement needs. The Company's investment advisory services include strategic and tactical asset allocation programs. Customers are geographically located throughout the United States, with a primary concentration in the Eastern and Central regions.

LIP Holding, Inc. ("LIPH") is a wholly owned subsidiary of LIP. This entity was formed in December 1998 and is a Delaware holding company organized under Delaware law. Main business activities of LIPH include managing securities owned and collecting the income derived from those assets.

Lincoln Acquisition Corporation ("LAC") is a wholly owned subsidiary of LIP. This entity was formed in April 2000 and is a Delaware corporation. Business activities of LAC are similar to those of LIP. LAC is the parent of Linmass, Inc., also a Delaware Corporation, formed in April 2000 to purchase and operate a sales office in Massachusetts.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions are eliminated in consolidation.

Revenue Recognition

Investment advisory fees and related expenses are recognized ratably over the associated period for which the services are performed.

Administrative Service Fees are received from distributors or investment advisors of mutual funds to compensate the Company for making investment information available to Financial Representatives and investors and for providing certain shareholder communications. The Company receives the required information from the funds through NSCC networking arrangements.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

The Company also receives administrative fees from investors for the administration of 403b loans and certain salary reduction contributions.

Cash and Repurchase Agreements Segregated under Federal Regulations

Cash of $91,301 and repurchase agreements valued at $2,450,000, earning .50% interest, dated December 29, 2003, maturing on January 5, 2004 are segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. Repurchase agreements are treated as collateralized financing transactions and are recorded at their contractual amounts including accrued interest. Collateral underlying repurchase agreements outstanding consist of a U.S. Treasury Note that matures on June 30, 2004, earns interest of 2.875% and has a market value of $2,499,225 as of December 31, 2003.

Furniture and Fixtures

Furniture and fixtures are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed for financial statement purposes on a straight-line basis over the estimated useful lives of the related assets, which range from five to ten years.

When furniture and fixtures are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

Income Taxes

The Company has elected, by consent of its stockholders, to be taxed under the provisions of Subchapter S of the Internal Revenue Code and Pennsylvania Revenue Code. Under these provisions, the Company does not pay Federal or Pennsylvania corporate income taxes on its taxable income. Instead, the stockholders are liable for

1. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

individual Federal and Pennsylvania income taxes on their share of the Company's taxable income. The Company pays taxes in certain states where Subchapter S is not recognized.

Goodwill

The Company accounts for goodwill in accordance SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142). This pronouncement changed the accounting for goodwill and intangible assets with indefinite lives from an amortized method to an impairment approach. Accordingly, the Company no longer records amortization relating to its existing goodwill. Goodwill is tested for impairment on an annual basis (as of October 1 of each year) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying value.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Doubtful Accounts

The Company provides for an allowance for doubtful accounts for advances to financial representatives and notes receivable based on experience and specifically identified risks. Advances to financial representatives and notes receivable are considered delinquent when management determines recovery is unlikely and the Company ceases collection efforts.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. At December 31, 2003, the Company had net capital of $4,581,315, which was 1,832,526% of aggregate debit balances and $4,331,315 in excess of the minimum net capital requirement.

3. Retirement Plan

The Company has a defined contribution profit sharing and Section 401(k) salary deferral plan which covers employees who have attained the age of 18. Employees are eligible for the 401(k) salary deferral plan on the first day of employment and enroll on a quarterly basis. Employees are eligible for the profit sharing component once they have worked for one full year in which they completed 1,000 hours of service. The employee must also be employed on the last day of the plan year to receive the profit sharing component.

Under the plan, eligible participating employees may elect to contribute up to the lesser of 75% of their salaries or $12,000 with an opportunity for participants 50 years of age or older during the plan year to contribute an additional $2,000. The Company contributes an amount equal to 50% to 100% of the participant's contribution up to 5% of compensation based on years of service. Participants are at all times fully vested in their contributions and Company contributions become fully vested to the participants after six years of continued employment. The Company's contribution to this plan was $560,434 for the year ended December 31, 2003.

4. Securities Owned

Securities owned consist of a certificate of deposit and open-end mutual funds that are stated at net asset value. The securities are held by LIPH and are generally not used in day-to-day operations. The cost and market value of securities owned at December 31, 2003 were as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Equity Mutual Funds	$ 2,093,820	$ 149,984	$ (6,223)	$ 2,237,581
Certificates of Deposit	111,385	–	–	111,385
Money Market Mutual Funds	54,978	–	–	54,978
	$ 2,260,183	$ 149,984	$ (6,223)	$ 2,403,944

5. Commissions and Other Fees Receivable

Commissions and other fees receivable arise from selling mutual fund shares and providing services to investors. Overall, the Company believes the concentration of credit risk is limited due to the number of funds which their customers invest in.

Securities owned by customers are held as collateral for receivables from customers. Such collateral is not reflected in the consolidated financial statements.

6. Accounts Payable to Customers

Accounts payable to customers include amounts due on cash transactions.

7. Furniture and Fixtures

At December 31, 2003, furniture and fixtures consisted of the following:

Furniture and fixtures	$ 20,655
Less: Accumulated depreciation	(16,824)
	$ 3,831

8. Commitments and Contingencies

The Company conducts its operations in leased facilities under leases that expire at various dates. The Company's headquarters is in Wyncote, Pennsylvania. Sales offices are maintained in several other locations in Pennsylvania, New Jersey and other states. Total rent expense for the year ending December 31, 2003 was $1,433,556.

Future minimum rental commitments under lease agreements in effect at December 31, 2003 are as follows:

2004	$ 1,442,533
2005	1,107,325
2006	889,132
2007	726,943
2008 and thereafter	4,494,103
	$ 8,660,036

The Company is contingently liable under an arrangement that guarantees debt of one of its financial representatives aggregating approximately $62,174 at December 31, 2003.

9. Agreements with Carrying Brokers

The Company has entered into an agreement with a broker (the "carrying broker") to execute certain securities transactions on behalf of its customers. The Company discloses these arrangements to its customers. The Company is subject to off-balance-sheet risk in that it may be responsible for losses incurred by the carrying broker that results from a customer's failure to complete securities transactions as provided for in the agreements.

10. Related Party Transactions

The Company leases its headquarters under an operating lease with 218 Glenside Avenue Partnership. Total rental payments for 2003 were $396,000. The Chairman and certain stockholders of the Company own the Partnership.

The Company rents computer equipment, other equipment and furniture and fixtures for its headquarters and other offices from For Lease, Inc., owned by certain stockholders. Rental payments under these agreements totaled $587,694.

The Company received administrative service fees of $165,001 from Lincoln Advisors of Texas, Inc. and Lincoln Investment Planning Insurance Agency, Inc., corporations owned by the Company's president and stockholder.

11. Concentration of Credit Risk from Cash Deposits

The Company maintains cash balances in financial institutions located in Pennsylvania, Delaware, and New York. In certain instances, the Company's cash balances exceeded the federally insured limits of $100,000 per institution.

12. Consolidated Subsidiaries

A subsidiary of the Company has issued a collateralized secured demand note and received subordinated debt in the amount of $1,300,000. The subordinated liability has been approved by the NASD for inclusion in the Company's net capital computations. There were no changes in these balances during 2003.

Supplemental Information

Lincoln Investment Planning, Inc.

Schedule II – Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3

As of December 31, 2003

Credit Balances

1. Free credit balances and other credit balances in customers' security accounts	$ 1,364,155
2. Monies borrowed collateralized by securities carried for the accounts of customers	–
3. Monies payable against customers' securities loaned	–
4. Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	–
5. Credit balances in Firm accounts which are attributable to principal sales to customers	–
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	–
7. Market value of short security count differences over 7 calendar days	–
8. Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 7 calendar days	–
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	–
10. Other	–
11. Total credits	$ 1,364,155

Lincoln Investment Planning, Inc.

Schedule II – Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 (continued)

As of December 31, 2003

Debit Balances

12. Debit balances in customers' cash and margin accounts excluding unsecured amounts and accounts doubtful of collection, net of deductions pursuant to Note E of Rule 15c3-3	$	250
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		
14. Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		
16. Other		–
17. Aggregate debit items		250
18. Less 3% (for alternative method only – see Rule 15c3-1 (f)(5)(i))		(7)
19. Total debits	$	243

Reserve Computation

20. Excess of total debits over total credits (line 19 less line 11*)	$	–
21. Excess of total credits over total debits (line 11 less line 19*)		1,363,912
22. If computation permitted on a monthly basis enter 105% of excess of total credits over total debits		
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period		2,541,301
24. Amount of deposit (or withdrawal)		–
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal	$	2,541,301

26. Date of deposit – No additional deposit required

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of reserve requirements pursuant to Rule 15c3-3 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report Filing as of the same date.

Lincoln Investment Planning, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2003

1. Total stockholders' equity	$ 9,302,921
2. Deduct: Stockholders' equity not allowable for net capital	–
3. Total stockholders' equity qualified for net capital	9,302,921
4. Add:	
A. Subordinated liabilities allowable in computation of net capital	1,300,000
B. Other (deductions) or allowable credits	–
5. Total capital and allowable subordinated liabilities	10,602,921
6. Deductions and/or charges:	
A. Total nonallowable assets from statement of financial condition (Schedule I annexed)	6,001,328
1. Additional charges for customers' and noncustomers' security accounts	–
2. Additional charges for customers' and noncustomers' commodity accounts	–
B. Aged fail-to-deliver	
1. Number of items	–
C. Aged short security differences:	
1. Number of items	–
D. Secured demand note deficiency	–
E. Commodity futures contracts and spot commodities-proprietary capital charges	–
F. Other deductions and/or allowable credits	20,000
	6,021,328
7. Other additions and/or charges	

Lincoln Investment Planning, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (continued)

As of December 31, 2003

8. Net capital before haircuts on securities	$ 4,581,593
9. Haircuts on securities (computed where applicable, pursuant to Rule 15c3-1(f)	
A. Contractual securities commitments	
B. Subordinated securities borrowings	
C. Securities owned including	
1. Bankers' acceptances, certificates of deposit and commercial paper	278
2. U.S. Government obligations	–
3. State and municipal governmental obligations	–
4. Corporate obligations	–
5. Stocks and warrants	–
6. Other	–
	278
10. Net Capital	4,581,315
11. Two percent of combined aggregate debit items as shown in Formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation	5
12. Minimum dollar net capital requirement of reporting broker	250,000
13. Net capital requirement (greater of line 22 less 23)	250,000
14. Excess net capital (line 10 less 24)	$ 4,331,315
15. Percentage of net capital to aggregate debits	1,832,526%
16. Percentage of net capital, after anticipated capital withdrawals, to aggregate debits	1,832,526%
17. Net capital in excess of:	
A. 5% of combined aggregate debit items or $120,000	$ 4,461,315
18. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	–

* The Company computes its Net Capital Requirement under the alternative method.

Lincoln Investment Planning, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (continued)

As of December 31, 2003

Reconciliation of Assets and Liabilities in the Regulatory Report Pursuant to Paragraph (d)(2) of Rule 17a-5

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America and differ in certain respects from accounting practices prescribed by the Securities and Exchange Commission's general instructions to Form X-17a-5. Under the Securities and Exchange Commission's general instructions, certain subsidiaries may not be consolidated.

A reconciliation of amounts reported in the consolidated financial statements to amounts reported by the Company on Form X-17a-5 as of December 31, 2003, filed with the National Association of Securities Dealers, Inc. is presented on the next page.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

Lincoln Investment Planning, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (continued)

As of December 31, 2003

	Form X-17a-5	Reclassifications and Eliminations	Additional Subsidiaries Consolidated	Consolidated Financial Statement
Assets				
Cash	$ 5,647,524	$ –	$ 1,248,967	$ 6,896,491
Cash and repurchase agreements – segregated under federal and other regulations	2,541,301	–	–	2,541,301
Securities owned, at market value	49,211	62,174	2,292,559	2,403,944
Receivable from brokers, dealers and clearing organizations	1,809,709	(1,809,709)	–	–
Commissions receivable	–	1,763,447	–	1,763,447
Fees receivable	–	41,939	–	41,939
Advances to financial representatives, net	–	523,164	–	523,164
Receivable from mutual fund	–	1,262	–	1,262
Receivable from customers	250	–	–	250
Prepaid expenses and taxes		367,834	–	367,834
Receivable from non-customers	355,253	(355,253)	–	–
Notes receivable, net	–	412,120	–	412,120
Secured demand notes	1,300,000	(2,600,000)	1,300,000	–
Investments in subsidiaries	4,150,309	(4,630,190)	479,881	–
Furniture and fixtures, at cost, net	3,831	–	–	3,831
Deposits with clearing organizations and others	–	71,280	–	71,280
Goodwill	–	–	603,934	603,934
Other assets	1,261,134	(1,078,258)	–	182,876
Total assets	$ 17,118,522	$ (7,230,190)	$ 5,925,341	$ 15,813,673
Liabilities and Stockholders' Equity				
Liabilities:				
Payable to customers	$ 1,364,155	$ –	$ –	$ 1,364,155
Commissions payable	–	2,162,090	–	2,162,090
Payable to retirement plan	–	250,000	–	250,000
Accounts payable and accrued expenses	5,120,335	(2,945,852)	–	2,174,483
Payroll taxes payable	–	11,104	–	11,104
Income taxes payable	31,111	–	–	31,111
Deferred advisory revenue	–	320,686	–	320,686
Subchapter S distributions payable	–	197,123	–	197,123
Total liabilities	6,515,601	(4,849)	–	6,510,752
Subordinated indebtedness	1,300,000	(2,600,000)	1,300,000	–
Stockholders' equity:				
Capital stock	120	(21)	21	120
Additional paid-in capital	570,306	(4,495,895)	4,495,895	570,306
Retained earnings	8,946,141	(129,425)	129,425	8,946,141
Less: Treasury stock, at cost	(213,646)	–	–	(213,646)
Total stockholders' equity	9,302,921	(4,625,341)	4,625,341	9,302,921
Total liabilities and stockholders' equity	$ 17,118,522	$ (7,230,190)	$ 5,925,341	$ 15,813,673

Lincoln Investment Planning, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (continued)

Schedule of Nonallowable Assets (Line 6a)

As of December 31, 2003

Notes receivable, net	$ 412,120
Advances to financial representatives, net	523,164
Furniture and fixtures, at cost, net	3,831
Deposits with clearing organizations	26,280
Fees receivable	41,939
Prepaid expenses and taxes	367,834
Other assets	182,876
Guaranteed loan balances	62,174
Commissions receivable, net of commissions payable	230,801
Investment in Subsidiaries	4,150,309
Total line 6a	$ 6,001,328

Lincoln Investment Planning, Inc.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of December 31, 2003) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	–
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2003, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	–
A. Number of items	None